NO ACT

RE
1-7-11



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561



11005778

January 7, 2011

Act: 1934
Section:
Rule: 14a-8
Public Availability: 1-7-11

William T. Plybon
Vice President, Secretary and
Deputy General Counsel
Coca-Cola Enterprises, Inc.
2500 Windy Ridge Parkway, NW, 14th Floor
Atlanta, GA 30339

Re: Coca-Cola Enterprises, Inc.

Dear Mr. Plybon:

This is in regard to your letter dated January 7, 2011 concerning the shareholder proposal submitted by the Teamsters General Fund for inclusion in CCE's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that CCE will include the proposal in its proxy materials and that CCE therefore withdraws its December 17, 2010 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Charles Kwon
Special Counsel

cc: C. Thomas Keegel
General Secretary-Treasurer
International Brotherhood of Teamsters
25 Louisiana Avenue, NW
Washington, DC 20001

Coca-Cola Enterprises, Inc.

William T. Plybon
Vice President, Secretary and
Deputy General Counsel

2500 Windy Ridge
Parkway, NW, 14th Floor
Atlanta, Georgia 30339
(678) 260-3141

January 7, 2011

By Electronic Mail (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: Coca-Cola Enterprises, Inc.
Withdrawal of No-Action Request Regarding Shareowner Proposal of the International Brotherhood of Teamsters
Securities Exchange Act of 1934 – Rule 14a-8

Ladies and Gentlemen:

Please accept this letter in substitute for my letter of January 6, 2011. This letter is submitted by Coca-Cola Enterprises, Inc. (the "Company") to notify the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") of the Company's intention to withdraw a no-action request submitted by the Company to the Staff on December 17, 2010 (the "No-Action Request"). The No-Action Request sought confirmation that the Staff would not recommend enforcement action to the Commission if the Company, in reliance on Rule 14a-8, excluded from its proxy statement and form of proxy for its 2011 Annual Meeting of Shareowners (the "2011 Proxy Materials") a shareowner proposal and statements in support thereof (the "Proposal") submitted to the Company by the International Brotherhood of Teamsters General Fund (the "Proponent") pursuant to Rule 14a-8.

The Proposal urged the Company's Board of Directors to adopt a policy of obtaining shareowner approval for future severance agreements with senior executives that provide benefits in an amount exceeding 2.0 times the sum of the executive's base salary and bonus. The No-Action Request sets forth the basis for the Company's view that the Proposal is excludable pursuant to Rule 14a-8(i)(10). The No-Action Request is based in part on a no-action letter dated December 8, 2010 from the Staff to Navistar International Corporation ("Navistar") in which the Staff stated that it would not recommend enforcement action to the Commission if Navistar omits from its proxy materials, pursuant to Rule 14a-8(i)(10), a proposal submitted to Navistar by the

Proponent that is virtually identical to the Proposal that the Proponent submitted to the Company.

At the request of the Proponent, the Staff subsequently reconsidered the position expressed in its December 8, 2010 no-action letter to Navistar and, in a letter to Navistar dated January 4, 2011, stated that it was now unable to concur in Navistar's view that it may exclude the proposal under Rule 14a-8(i)(10). Therefore, based on the current view of the Staff as expressed in its January 4, 2011 letter to Navistar, the Company, in compliance with *Staff Legal Bulletin No. 14* (July 13, 2001), hereby confirms that the Company has decided to include the Proposal in the 2011 Proxy Materials and, accordingly, hereby withdraws the No-Action Request.

Pursuant to Rule 14a-8(j), the Company is concurrently sending a copy of this letter via email to the Proponent (lmalizia@teamster.org) as notice of the Company's withdrawal of the No-Action Request.

The Company requests that the Staff send a copy of any response by it to this letter via facsimile to the Company and the Proponent at the following numbers: (678) 260-3402, Attn: William T. Plybon, Coca-Cola Enterprises, Inc., and (202) 624-6833, Attn: C. Thomas Keegel and Louis Malizia, International Brotherhood of Teamsters.

If you have any questions or would like any additional information regarding the foregoing, please contact the undersigned at (678) 260-3141.

Sincerely,



William T. Plybon
Vice President, Secretary and
Deputy General Counsel

cc: International Brotherhood of Teamsters
Attention: C. Thomas Keegel and Louis Malizia

LEGAL02/32399226v1

Coca-Cola Enterprises, Inc.

William T. Plybon
Vice President, Secretary and
Deputy General Counsel

2500 Windy Ridge Parkway,
NW, 14th Floor
Atlanta, Georgia 30339
(678) 260-3141

January 6, 2011

By Electronic Mail (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: Coca-Cola Enterprises, Inc.
Withdrawal of No-Action Request Regarding Shareowner Proposal of the International Brotherhood of Teamsters
Securities Exchange Act of 1934 – Rule 14a-8

Ladies and Gentlemen:

This letter is submitted by Coca-Cola Enterprises, Inc. (the "Company") to notify the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") of the Company's intention to withdraw a no-action request submitted by the Company to the Staff on December 17, 2010 (the "No-Action Request"). The No-Action Request sought confirmation that the Staff would not recommend enforcement action to the Commission if the Company, in reliance on Rule 14a-8, excluded from its proxy statement and form of proxy for its 2011 Annual Meeting of Shareowners (the "2011 Proxy Materials") a shareowner proposal and statements in support thereof (the "Proposal") submitted to the Company by the International Brotherhood of Teamsters General Fund (the "Proponent") pursuant to Rule 14a-8.

The Proposal urged the Company's Board of Directors to adopt a policy of obtaining shareowner approval for future severance agreements with senior executives that provide benefits in an amount exceeding 2.0 times the sum of the executive's base salary and bonus. The No-Action Request sets forth the basis for the Company's view that the Proposal is excludable pursuant to Rule 14a-8(i)(10). The No-Action Request is based in part on a no-action letter dated December 8, 2010 from the Staff to Navistar International Corporation ("Navistar") in which the Staff stated that it would not recommend enforcement action to the Commission if Navistar omits from its proxy materials, pursuant to Rule 14a-8(i)(10), a proposal submitted to Navistar by the Proponent that is virtually identical to the Proposal that the Proponent submitted to the Company.

At the request of the Proponent, the Staff subsequently reconsidered the position expressed in its December 8, 2010 no-action letter to Navistar and, in a letter to Navistar dated January 4, 2011, stated that it was now unable to concur in Navistar's view that it may exclude the proposal under Rule 14a-8(i)(10). Therefore, based on the current view of the Staff as expressed in its January 4, 2011 letter to Navistar, the Company hereby withdraws the No-Action Request.

Pursuant to Rule 14a-8(j), the Company is concurrently sending a copy of this letter via email to the Proponent (lmalizia@teamster.org) as notice of the Company's withdrawal of the No-Action Request.

The Company requests that the Staff send a copy of any response by it to this letter via facsimile to the Company and the Proponent at the following numbers: (678) 260-3402, Attn: William T. Plybon, Coca-Cola Enterprises, Inc., and (202) 624-6833, Attn: C. Thomas Keegel and Louis Malizia, International Brotherhood of Teamsters.

If you have any questions or would like any additional information regarding the foregoing, please contact the undersigned at (678) 260-3141.

Sincerely,



William T. Plybon
Vice President, Secretary and
Deputy General Counsel

cc: International Brotherhood of Teamsters
Attention: C. Thomas Keegel and Louis Malizia

Coca-Cola Enterprises Inc.

William T. Plybon
Vice President, Secretary, and
Deputy General Counsel

P.O. Box 723040
Atlanta, GA 31139-0040
770-989-3141

December 17, 2010

By Electronic Mail (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: Coca-Cola Enterprises, Inc.
Notice of Intent to Exclude from Proxy Materials the Shareowner Proposal of the International Brotherhood of Teamsters
Securities Exchange Act of 1934 – Rule 14a-8

Ladies and Gentlemen:

This letter is to inform the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") of the intention of Coca-Cola Enterprises, Inc., a Delaware corporation (the "Company"), to exclude from its proxy statement and form of proxy for its 2011 Annual Meeting of Shareowners (collectively, the "2011 Proxy Materials") a shareowner proposal (the "Proposal") and statements in support thereof received from the International Brotherhood of Teamsters General Fund (the "Proponent"). In accordance with Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Company respectfully requests confirmation that the Staff will not recommend enforcement action if the Company excludes the Proposal from its 2011 Proxy Materials.

Pursuant to Rule 14a-8(j), the Company has:

- filed this letter with the Commission 80 calendar days before the Company intends to file its definitive 2011 Proxy Materials with the Commission (on or about March 7, 2011); and
- concurrently sent a copy of this letter via email to the Proponent (lmalizia@teamster.org) as notice of the Company's intent to exclude the Proposal from the 2011 Proxy Materials.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, the Company is taking this opportunity to inform the Proponent that if the

Proponent elects to submit correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

The Proposal

The Proposal includes the following resolution:

> "**RESOLVED**: That the shareholders of Coca-Cola Enterprises, Inc. ('CCE' or 'Company') urge the Board of Directors to adopt a policy of obtaining shareholder approval for future severance agreements with senior executives that provide benefits in an amount exceeding 2.0 times the sum of the executive's base salary plus bonus.
>
> 'Severance agreement' includes any agreements or arrangements that provide for payments or awards in connection with a senior executive's severance from CCE, including employment agreements; retirement agreements; change in control agreements; and agreements renewing, modifying or extending such agreements.
>
> 'Benefits' include lump-sum cash payments (including payments in lieu of medical and other benefits); the payment of any 'gross-up' tax liability; the estimated present value of periodic retirement payments; equity and the accelerated vesting of equity; fringe benefits; and, consulting fees (including reimbursable expenses) to be paid to the executive."

The full text of the Proposal, together with the supporting statement and related transmittal materials, is included as Exhibit A to this letter. There have been no additional communications between the Company and the Proponent with regard to the Proposal.

Basis for Exclusion

The Company hereby respectfully requests the Staff to concur in its view that the Proposal may properly be excluded from the 2011 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Proposal has been substantially implemented by the Company. We note in particular that the Staff, in correspondence dated December 8, 2010 to Navistar International Corporation ("Navistar"), confirmed that it will not recommend enforcement action to the Commission if Navistar omits a virtually identical proposal by the Proponent from Navistar's proxy materials for its 2011 annual meeting of shareholders.

Background

The Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-

Frank Act"), which was signed into law on July 21, 2010, created a new Section 14A of the Exchange Act which requires, among other things, a separate shareholder vote on executive compensation.

Section 14A(a)(1) of the Exchange Act requires that, at least once every three years, companies include in a proxy, consent or authorization for an annual or other meeting of the shareholders for which the proxy solicitation rules of the Commission require compensation disclosure a separate resolution, subject to shareholder vote, to approve the compensation of executives, as disclosed pursuant to Item 402 of Regulation S-K, a so-called "say-on-pay" vote. Additionally, pursuant to Section 14A(a)(2) of the Exchange Act, companies are required at least once every six years in a proxy, consent or authorization for an annual or other meeting of the shareholders for which the proxy solicitation rules of the Commission require compensation disclosure to submit to shareholders a resolution to determine whether such "say-on-pay" vote will be submitted to shareholders every one, two or three years, the so-called "frequency proposal."

Section 14A(b)(2) of the Exchange Act requires companies to submit to shareholders a separate approval of "golden parachute" compensation agreements or understandings payable to named executive officers in connection with a sale transaction in the proxy materials for meetings at which shareholders are asked to approve an acquisition, merger, consolidation, or proposed sale or other disposition of all or substantially all of the company's assets, unless such agreements or understandings have been subject to a prior "say-on-pay" vote required under Section 14A(a)(1).

On October 18, 2010, the Commission proposed rules to implement the provisions of the Dodd-Frank Act relating to shareholder approval of executive compensation and "golden parachute" arrangements. *See* Exchange Release No. 34-63124 (Oct. 18, 2010) (the "Release"). With respect to the "say-on-pay" vote, the Release proposes a new Rule 14a-21(a), which would require that the "say-on-pay" vote approve the compensation of the company's named executive officers, as such compensation is disclosed in Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, the compensation tables and other narrative executive compensation disclosures required by Item 402.

With respect to the "frequency proposal," the Release clarifies and provides that shareholders must be given four choices on the proxy: one year, two years, three years, or abstain from voting on the proposal. In order to accommodate this, the proposed rules would create an exception to Rule 14a-4, which currently provides that proposals (other than the election of directors) may be structured only as "for," "against" or "abstain" votes.

With respect to "golden parachutes", the Release proposes a new Item 402(t) of Regulation S-K, which would require companies, in connection with shareholder approval of an acquisition, merger, consolidation or sale or other disposition of all or substantially all of a company's assets, to provide disclosure of all agreements or understandings that the soliciting company has with its named executive officers or the named executive officers of the acquiring company (if the soliciting company is the target company) addressing compensation that is based on or otherwise relates to such transaction. In addition, the Commission proposes a new Rule 14a-21(c) of the Exchange Act, which provides that companies would be required to hold a separate shareholder advisory vote on these compensation arrangements, unless all of the transaction-related compensation agreements and understandings were the subject of a prior "say-on-pay" vote. The Release provides that companies that want to take advantage of this exception to the shareholder vote would have to voluntarily include disclosure in their annual meeting proxy statements about change-in-control arrangements in a manner that satisfies new Item 402(t) rather than existing Item 402(j) (amounts payable upon termination of employment separate from a change-in-control would still need to be disclosed pursuant to the existing Item 402(j) rules).

Companies must submit the "say-on-pay" proposal and the "frequency proposal" for shareholder approval at their first annual meeting of shareholders (or other shareholder meeting for which executive compensation disclosure is required in the proxy statement) occurring on or after January 21, 2011. Therefore, because the Company's 2011 Annual Meeting of Shareowners will occur on April 26, 2011, in order to comply with the Dodd-Frank Act, the Company is required to include in its 2011 Proxy Materials a "say-on-pay" proposal for shareowner approval at the 2011 Annual Meeting and a "frequency proposal" for shareowner approval at the 2011 Annual Meeting.

The Company intends to submit its "say-on-pay" vote (the "Company's Say-on-Pay Proposal") and "frequency proposal" (the "Company's Frequency Proposal") in accordance with the Dodd-Frank Act and consistent with the proposed rules relating thereto as set forth in the Release. To take advantage of the exception from a separate shareowner vote on "golden parachute" agreements or understanding, the Company intends to include in its executive compensation disclosure for its named executive officers the disclosure required under Item 402(j) relating to amounts payable upon termination of employment separate from a change-in-control, as well as any additional disclosure required by Item 402(t) relating to change-in-control arrangements, when and if adopted as final.

Analysis

The Company believes that the Proposal may be properly omitted from the 2011 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal.

The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management...." Exchange Act Release No. 12598 (July 7, 1976). When a company can demonstrate that it already has taken actions to address each element of a shareholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot. *See, e.g., Exxon Mobil Corp.* (avail. Jan. 24, 2001); *The Gap, Inc.* (avail. March 8, 1996); *Nordstrom, Inc.* (avail. Feb. 8, 1995). The Company's Say-on-Pay Proposal, as required by the Dodd-Frank Act, will provide shareowners the opportunity to approve all executive compensation as disclosed pursuant of Item 402, including potential payments upon termination or change-in-control required to be disclosed pursuant to Item 402(j) and, when final, Item 402(t). Therefore, the Company's Say-on-Pay Proposal, like the Proposal, would submit to the Company's shareowners for approval certain severance agreements that may "provide benefits in an amount exceeding 2.0 times the sum of the executive's base salary plus bonus."

To require the Company to include the Proposal in the 2011 Proxy, as well as the Company's Say-on-Pay Proposal, will involve substantially duplicative votes. In the Release, the Commission proposes an amendment to Rule 14a-8 under the Exchange Act that would clarify the status of shareholder proposals that seek a shareholder vote on executive compensation, which the Commission believes, under certain conditions, may be viewed as having been substantially implemented by a company. Specifically, the Commission proposes to add a new footnote to Rule 14a-8(i)(10) to permit the exclusion of a shareholder proposal that would provide a "say-on-pay" vote or seeks future "say-on-pay" votes or that relates to the frequency of "say-on-pay" votes, provided the issuer has adopted a policy on the frequency of "say-on-pay" votes that is consistent with the plurality of votes cast in the most recent "frequency vote". As described above, the Company's Say-on-Pay Proposal encompasses the matters requested to be approved by the Proposal, which is effectively a "say-on-pay" vote. Further, the Company intends to follow a policy to implement the results of the Company's Frequency Proposal in a manner that is consistent with the plurality of votes cast on such proposal and to provide a frequency vote at least as often as required by Section 14A(a)(2). Accordingly, we believe the Proposal would be expressly excluded by the Commission's amendment to Rule 14a-8(i)(10) in the Release which is intended to implement the legislative intent of the Dodd-Frank Act.

A proposal need not be "fully effected" by a company in order to be excluded as substantially implemented. *See* Exchange Act Release No. 20091 at § 11.E.6. (Aug. 16, 1983) ("1983 Release"). Rather, substantial implementation under Rule 14a-8(i)(10) requires a company's actions to have addressed the proposal's "essential objective" satisfactorily. *See* 1983 Release. *See also Caterpillar Inc.* (avail. Mar. 11, 2008); *Wal-Mart Stores, Inc.* (avail. Mar. 10, 2008); *The Dow Chemical Co.* (avail. Mar. 5, 2008); *Johnson & Johnson* (avail. Feb. 22, 2008).

In its supporting statement, the Proponent states that it believes that the "potential cost of [severance] agreements entitles shareholders to be heard when a company contemplates paying out more than two times the amount of an executive's salary and bonus." Under the Company's Say-on-Pay Proposal, shareowners will have the opportunity to voice their approval or disapproval of all of the executive compensation required to be disclosed pursuant to Item 402. Since the Company will disclose severance and change-in-control payments in its 2011 Proxy Materials as required by Item 402(j) and, when final, Item 402(t), the Company's Say-on-Pay Proposal achieves the Proponent's objective.

The Staff consistently takes the position that a company need not comply with every detail of a proposal or implement every aspect of a proposal in order to make a determination that the proposal has been substantially implemented and to exclude it under Rule 14a-8(i)(10). *See Bank of America Corp.* (avail. Jan. 4, 2008); *AMR Corporation* (avail. Apr. 17, 2000); *Masco Corp.* (avail. Mar. 29, 1999); *Erie Indemnity Company* (avail. Mar. 15, 1999); *AutoNation Inc.* (avail. Mar. 5, 2003); *AutoNation Inc.* (avail. Feb. 10, 2004); and *Symantec Corporation* (avail. June 3, 2010). In all of the above cited matters, the Staff concurred that a company may omit a shareholder proposal from its proxy materials under Rule 14a-8(i)(10) where the proposal was not implemented exactly as proposed.

We recognize that the Proposal and the Company's Say-on-Pay Proposal could be interpreted to differ in that (1) the Company's Say-on-Pay Proposal will submit for approval only severance agreements with named executive officers ("NEOs") (as part of all of the compensation disclosure in the proxy statement), while the Proposal contemplates approval of certain severance agreements with "senior executives;" and (2) the Company's Say-on-Pay Proposal only submits existing severance agreements to shareowners for approval, while the Proposal contemplates approval for future severance agreements. However, we do not find these differences to be meaningful when considering the essential objectives of the Proposal.

The Proposal requires approval of certain severance agreements with "senior executive" officers, whereas the Company's Say-on-Pay Proposal will submit for approval executive compensation, including severance agreements, with the NEOs. While the Proponent has not defined the term "senior executives," one can reasonably conclude that the term "senior executives" captures the same executives as does the term NEOs, which includes the Company's Chief Executive Officer, Chief Financial Officer, and next three most highly compensated executives, as well as anyone else who served as the Chief Executive Officer or Chief Financial Officer during the last fiscal year. First, the Proponent's supporting statement specifically refers to the executive severance arrangement with one of the Company's former Chief Executive Officers. Second, the reference in the Proponent's supporting statement to the Dodd-Frank Act's requirement of approval of golden parachute payments in connection with a change-in-control is evidence that the Proponent is only concerned with NEOs since the Dodd-Frank Act only requires approval of golden parachute agreements (not previously approved) with NEOs.

As to the latter point, we note that the Proposal contemplates approval for future severance agreements. Current severance agreements with NEOs, as well as severance agreements that may be entered into with NEOs in the future, will be included in executive compensation as disclosed pursuant to Item 402 (including pursuant to Item 402(j) and proposed Item 402(t)) and, therefore, will be subject to the routine "say-on-pay" vote. In the event that a future golden parachute compensation agreement or understanding with an NEO has not been previously disclosed and subject to a shareholder vote under the "say-on-pay" vote, Section 14A(b)(2) of the Exchange Act requires submission for shareholder approval of golden parachute compensation arrangements that are payable to NEOs in connection with sale transactions in the proxy materials for meetings at which shareholders are asked to approve an acquisition, merger, consolidation, or proposed sale or disposition of all or substantially all of the company's assets. In other words, the Company will only have to submit such a vote to shareowners if the subject arrangements are put in place (and approval of an acquisition, merger, consolidation, or sale or disposition of all or substantially all of the Company's assets is required) subsequent to the Company's most recent "say-on-pay" vote.

Accordingly, we do not find the potential differences between the Proposal and the Company's Say-on-Pay Proposal, as noted above, to be meaningful. We believe that the Company's Say-on-Pay Proposal substantially implements the Proposal.

We note the Staff's response to the no-action request by Winn-Dixie Stores, Inc. ("Winn-Dixie"), but we believe that analysis and conclusion is not applicable here. *See Winn-Dixie Stores, Inc.* (avail. Sept. 16. 2010) (the "Winn-Dixie Letter"). Winn-Dixie's amended Governance Principles (as defined in the Winn-Dixie Letter) provided for a biennial vote on executive compensation, whereas the proposal at issue in the Winn-Dixie Letter urged Winn-Dixie to adopt a policy to submit executive compensation to an annual vote. In contrast, the Company has as nearly as is practicable addressed the Proponent's concerns by intending to recommend that executive compensation, including the severance agreements to which the Proposal refers, be submitted to a shareowner vote on as frequent a basis as determined by a plurality vote of the Company's shareowners.

As described in this request, the Company will submit the Company's Say-on-Pay Proposal and the Company's Frequency Proposal to its shareowners at the upcoming 2011 Annual Meeting of Shareowners. The Company will supplementally notify the Staff after the proposals have been submitted to the Company's shareowners in the 2011 Proxy Materials. The Staff has consistently granted no-action relief where a company intends to omit a shareholder proposal on the grounds that the board of directors is expected to take certain actions that will substantially implement the proposal and then supplements its request for no-action relief by notifying the Staff after the action has been taken by the board of directors. *See, e.g., Johnson & Johnson* (avail. Feb. 13, 2006); *General Motors Corp.* (avail. Mar. 3, 2004) (each granting no-action relief where the company notified the Staff of its intention to omit a shareholder proposal under Rule 14a-8(i)(10) because the board of directors was expected to take action that would substantially implement the proposal, and the company supplementally notified the Staff upon board action in that regard).

Again, we note that the Staff has very recently confirmed to Navistar that the Staff will not recommend enforcement action to the Commission if Navistar omits a virtually identical proposal by the Proponent from Navistar's proxy materials for its 2011 annual meeting of shareholders.

For the reasons described in this letter, the Company believes that it will have substantially implemented the essential objectives of the Proposal and that the Proposal may be properly excluded from the 2011 Proxy Materials pursuant to Rule 14a-8(i)(10).

Conclusion

On the basis of the foregoing, we respectfully request the concurrence of the Staff that the Proposal may be excluded from the 2011 Proxy Materials.

The Company requests that the Staff send a copy of its response to this letter via facsimile to the Company and the Proponent at the following numbers: (678) 260-3402, Attn: William T. Plybon, Coca-Cola Enterprises, Inc., and (202) 624-6833, Attn: C. Thomas Keegel and Louis Malizia, International Brotherhood of Teamsters.

If you have any questions or would like any additional information regarding the foregoing, please contact the undersigned at 678-260-3141.

Sincerely,



William T. Plybon
Vice President, Secretary and
Deputy General Counsel

cc: International Brotherhood of Teamsters,
Attention: C. Thomas Keegel and Louis Malizia

EXHIBIT A

INTERNATIONAL BROTHERHOOD OF TEAMSTERS

JAMES P. HOFFA
General President

25 Louisiana Avenue, NW
Washington, DC 20001



C. THOMAS KEEGEL
General Secretary-Treasurer

202.624.6800
www.teamster.org

October 6, 2010

BY FACSIMILE: 770.989.3619
BY UPS GROUND

Mr. William T. Plybon
Vice President, Secretary
and Deputy General Counsel
Coca-Cola Enterprises, Inc.
2500 Windy Ridge Parkway
Atlanta, GA 30339

Dear Mr. Plybon:

I hereby submit the following resolution on behalf of the Teamsters General Fund, in accordance with SEC Rule 14a-8, to be presented at the Company's 2011 Annual Meeting.

The General Fund has owned 450 shares of Coca-Cola Enterprises, Inc., continuously for at least one year and intends to continue to own at least this amount through the date of the annual meeting. Enclosed is relevant proof of ownership.

Any written communication should be sent to the above address via U.S. Postal Service, UPS, or DHL, as the Teamsters have a policy of accepting only union delivery. If you have any questions about this proposal, please direct them to Louis Malizia of the Capital Strategies Department at (202) 624-6930.

Sincerely,

C. Thomas Keegel

C. Thomas Keegel
General Secretary-Treasurer

CTK/lm

RESOLVED: That the shareholders of Coca-Cola Enterprises, Inc., ("CCE" or "Company") urge the Board of Directors to adopt a policy of obtaining shareholder approval for future severance agreements with senior executives that provide benefits in an amount exceeding 2.0 times the sum of the executive's base salary plus bonus.

"Severance agreement" includes any agreements or arrangements that provide for payments or awards in connection with a senior executive's severance from CCE, including employment agreements; retirement agreements; change in control agreements; and, agreements renewing, modifying or extending such agreements.

"Benefits" include lump-sum cash payments (including payments in lieu of medical and other benefits); the payment of any "gross-up" tax liability; the estimated present value of periodic retirement payments; equity and the accelerated vesting of equity; fringe benefits; and, consulting fees (including reimbursable expenses) to be paid to the executive.

SUPPORTING STATEMENT:

Last year a similar resolution seeking shareholder approval of certain executive severance agreements won 43 percent of the vote by investors. It was the fifth consecutive year that this reform won more than 30 percent support, which represents majority support when excluding shares then held by The Coca-Cola Company and insider holders. We believe this sustained high vote is attributable to investors' concerns about CCE's history of rewarding poor-performing executives with excessive severance packages.

When John Alm left CCE in December 2005 after serving only two years as CEO and presiding over lackluster sales and earnings growth and poor stock performance, he received $2.1 million; $6.5 million credit to his CCE supplemental savings and investment account with an $859,000 pension enhancement; $4 million in stock; and, healthcare.

In awarding this package, the Board defied severance guidelines adopted by the Compensation Committee earlier that year, approving severance benefits for Alm that exceeded the maximum allowable under the guidelines by more than 50 percent.

While severance agreements may be appropriate in some circumstances, we believe that the potential cost of such agreements entitles shareholders to be heard when a company contemplates paying out more than two times the amount of an executive's salary and bonus.

CCE argues that adoption of this proposal is unnecessary because in 2007 the Compensation Committee adopted the Executive Severance Plan, which prescribes a reduced level of severance benefits than provided under previous agreements. However, given CCE's history of disregarding its own severance guidelines, we have no confidence that the Board will adhere to the plan.

Although the Dodd-Frank Wall Street Reform and Consumer Protection Act requires companies involved in a change in control to seek shareholder approval of related golden parachute agreements, we believe shareholders should have the right to vote on all executive severance agreements that provide for payments in excess of two times the sum of base salary plus bonus, regardless of whether a change in control is involved. Further, we believe shareholders should have the right to vote on such agreements before they are ratified.

We urge shareholders to vote **FOR** this proposal.



October 6, 2010

Mr. William T. Plybon
Vice President, Secretary and Deputy General Counsel
Coca-Cola Enterprises, Inc.
2500 Windy Ridge Parkway
Atlanta, GA 30339

RE: Coca-Cola Enterprises, Inc. - Cusip # 191219104

Dear Mr. Plybon:

Amalgamated Bank is the record owner of 450 shares of common stock (the "Shares") of Coca-Cola Enterprises, Inc, beneficially owned by the International Brotherhood of Teamsters General Fund. The shares are held by Amalgamated Bank at the Depository Trust Company in our participant account ***FISMA & OMB Memorandum M-07-16*** The International Brotherhood of Teamsters General Fund has held the Shares continuously since 7/01/2003 and intends to hold the shares through the shareholders meeting.

If you have any questions or need anything further, please do not hesitate to call me at (212)-895-4973.

Very truly yours,

Jerry Marchese
Assistant Vice President

CC: Jamie Carroll